

June 25, 2021

Eric Wong
Chief Executive Officer
Nova Vision Acquisition Corp.
Room 602, 6/F
168 Queen's Road Central
Central, Hong Kong

>   **Re: Nova Vision Acquisition Corp.**
>   **Registration Statement on Form S-1**
>   **Filed June 15, 2021**
>   **File No. 333-257124**

Dear Mr. Wong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2021 letter.

Registration Statement on Form S-1

Redemptions rights, page 18

1.   We reissue comment 2. Please revise to state whether or not a shareholder must vote on the proposed business combination in order to have ordinary shares redeemed. We note, for example, the disclosure on page 40 that if a shareholder fails to vote for or against a proposed business combination, that shareholder would not be able to have ordinary shares so redeemed.

Exhibit 4.4, page II-2

2.   Please revise Section 9.3 of the Warrant Agreement (consistent with your prospectus

  disclosure) to specify whether actions under the Securities Act and Exchange Act are covered by the exclusive forum provision. In the alternative, tell us how you will make future investors aware of the applicability of the provision to Securities Act and Exchange Act actions.

  You may contact Robert Klein at 202-551-3847 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Justin Dobbie at 202-551-3469 with any other questions.

           Sincerely,

           Division of Corporation Finance
           Office of Finance